Filed by comScore, Inc. pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Rentrak Corporation
Commission File No.: 333-207714

Exhibit 99.1
comScore, Inc. Reports Third Quarter 2015 Results

comScore Announces Record Quarterly Revenues and Strong Adjusted EBITDA Performance

Sharpening our strategic focus; signed transformative Rentrak merger agreement

RESTON, VA - November 5, 2015 - comScore, Inc. (NASDAQ: SCOR), a global media measurement and analytics company, today announced financial results for the third quarter 2015.
Third Quarter 2015
comScore achieved record third quarter GAAP revenue of $92.4 million, an increase of 13% compared to the third quarter of 2014. GAAP income before income taxes was $0.9 million. GAAP net income was $1.0 million, or $0.02 per basic and diluted share.
Third quarter 2015 results and metrics compared to third quarter 2014 on a proforma basis* were as follows:

•	Revenue of $92.4 million, up 14%.

•	Adjusted EBITDA of $23.4 million, up 16%.

•	Adjusted EBITDA margin was 25% of revenue, up 50 basis points.
Year to date 2015 results and metrics compared to the nine months ended September 30, 2014 on a proforma basis* were as follows:

•	Revenue of $270.7 million, up 15%.

•	Adjusted EBITDA of $67.6 million, up 23%.

•	Adjusted EBITDA margin was 25% of revenue, up 200 basis points.

"I'm very pleased to announce that comScore delivered a solid quarter of record revenues, strong profitability and net income from operations.” said Serge Matta, President and Chief Executive Officer of comScore. “We continue to see momentum in our advertising solutions, including vCE and new partnerships to bring comScore Bid Ratings to programmatic platforms. We’re incredibly focused on innovation and execution for cross-platform measurement, introducing our new Total Home PanelTM, and working through the details of our planned merger with Rentrak."

“In addition, we are announcing today that Adobe is acquiring our enterprise analytics technology, Digital Analytix. This divesture improves our competitive position, allowing complete focus on our mission to make audiences and advertising more valuable across all the screens that matter.”

Third Quarter 2015 Supplemental Financial and Business Information
(dollars in millions)
(unaudited)

	Pro Forma 3Q15*	Pro Forma 3Q14*	Change
Subscription Revenue	$84.8	$73.2	15.8%
Project Revenue	$7.6	$8.0	(5.0)%
Existing Customer Revenue	$84.9	$74.4	14.1%
New Customer Revenue	$7.5	$6.8	10.3%
International Revenue	$24.8	$24.9	(0.4)%
Customer Count	2,728	2,503	9.0%
* comScore classified its Mobile Operator Analytics Division as held for sale in the fourth quarter of 2014. All year-to-date 2015 and 2014 pro forma growth rates included in the foregoing reflect adjustments to exclude the Company's Mobile Operator Analytics Division for the purposes of consistent presentation and are based on management's estimates of the revenue and results of operations of such products and divisions. See Reconciliation of Revenue and Income before Income Taxes to non-GAAP Revenue, non-GAAP Income and Adjusted EBITDA set forth in the attachment to this press release.

Financial Outlook
comScore's expectations for the fourth quarter of 2015 are outlined in the table below. All amounts indicated expressly exclude the anticipated effects of comScore's Mobile Operator Analytics Division. All amounts also expressly exclude the anticipated effects of divesting comScore's Digital Analytix Division during the fourth quarter, which includes a reduction in anticipated revenue of $4.85 million.

GAAP revenue*	$95 million to $103 million

GAAP (loss) / income before income taxes*	($5.3) million to $4.3 million

Adjusted EBITDA**	$20.5 million to $27.0 million

Estimated fully-diluted shares	39.7 million
comScore's expectations for full year 2015 are outlined in the table below. All amounts indicated expressly exclude the anticipated effects of comScore's Mobile Operator Analytics Division. All amounts also expressly exclude the anticipated effects of divesting comScore's Digital Analytix Division during the fourth quarter which includes a reduction in anticipated revenue of $4.85 million.

GAAP revenue*	$365.7 million to $373.7 million

GAAP (loss) before income taxes*	($9.9) million to ($0.3) million

Adjusted EBITDA**	$88.1 million to $94.6 million

Estimated fully-diluted shares	38.7 million

*	Assumes divestiture of Mobile Operator Analytics Division and Digital Analytix Division during 2015
**	Reconciliations of GAAP to non-GAAP measures are set forth in the attachment to this press release.

Due to the high variability and difficulty in predicting certain items that affect GAAP net income, such as tax rates and stock price, comScore is unable to provide a complete reconciliation of adjusted EBITDA to net income (loss) on a forward-looking basis without unreasonable efforts. However, a reconciliation of forward-looking adjusted EBITDA to GAAP income (loss) before income taxes is set forth in the attachment to this press release.

Conference Call Information
Management will provide commentary on the company's results in a conference call on Thursday, November 5th at 8:30 a.m. ET.
The conference call and replay can be accessed by telephone and webcast as follows:
Call-in Number: 844-848-8734
(International) 678-562-4248
Webcast (live and replay): http://ir.comscore.com/events.cfm

About comScore
Founded in 1999 and headquartered in Reston, Virginia, comScore, Inc. (NASDAQ: SCOR) is a global media measurement and analytics company that makes audiences and advertising more valuable. We help media buyers and sellers understand and make decisions based on how consumers use different media, such as TV, video, mobile, desktop and more. Through its products and partnerships, comScore helps its more than 2,500 clients understand their audiences, know if their advertising is working, and access data where they want and need it. Please visit www.comscore.com to learn more.
Non-GAAP Financial Measures
comScore reports all financial information required in accordance with generally accepted accounting principles (GAAP). comScore believes, however, that evaluating its ongoing operating results will be enhanced if it also discloses certain non-GAAP information because it is useful to understand comScore's performance, as it excludes non-cash and other charges that many investors believe may obscure comScore's on-going operating results.
For example, comScore uses non-GAAP net income, which excludes stock-based compensation, amortization of acquired intangible assets, impairment of intangible assets, impairment of marketable securities, costs from acquisitions, restructurings and other infrequently occurring items, non-cash deferred tax provision and litigation and related settlement costs. comScore reports non-GAAP EPS (diluted), which uses non-GAAP net income in lieu of GAAP net income in calculating earnings per share. Year to date 2015 and 2014 non-GAAP pro forma revenue excludes the estimated effects of revenue generated from the Mobile Operator Analytics Division. Year to date 2015 and 2014 adjusted pro forma EBITDA also excludes the estimated effects of operations related to the mobile operator analytics division products.
The company believes that excluding certain costs from non-GAAP net income, non-GAAP EPS, and adjusted EBITDA provides a meaningful indication to investors of the expected on-going operating performance of the company. Specifically as it relates to acquisitions and restructurings, the exclusion of these costs reflects the expected benefits realized or to be realized upon the integration of acquired entities into comScore, and the realized benefits of the restructurings. In addition, the company believes that adjusting for the pro forma effect of the expected sale of the company's mobile operator analytics division promotes better comparability of the company's financial statements.
Whenever comScore uses such historical non-GAAP financial measures, it provides a reconciliation of historical non-GAAP financial measures to the most closely applicable GAAP financial measure. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these historical non-GAAP financial measures to their most directly comparable GAAP financial measure included in the financial tables accompanying this release. Although the company provides a reconciliation of historical non-GAAP financial measures, due to the high variability and difficulty in predicting certain items that affect net income, such as tax rates and stock price, comScore is unable to provide a complete reconciliation of adjusted EBITDA to net income on a forward-looking basis without unreasonable efforts. However, a reconciliation of forward-looking adjusted EBITDA to GAAP income (loss) before income taxes is set forth in the attachment to this press release.

These non-GAAP financial measures do not reflect a comprehensive system of accounting, differ from GAAP measures with the same captions and may differ from non-GAAP financial measures with the same or similar captions that are used by other companies. The use of certain non-GAAP financial measures requires management to make estimates and assumptions regarding amounts of assets and liabilities and the amounts of revenue and expense during the reporting periods. comScore bases its estimates on historical experience and assumptions that it believes are reasonable. Actual results could differ from those estimates.
Cautionary Statement
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, comScore’s expectations as to the development of new products, particularly in cross-media measurement; comScore’s expectations as to adoption of new products and services by customers; expectations regarding continued growth of comScore’s customer base; expectations as to comScore’s strategy, market position, growth in revenue and margin expansion, impact and financial benefits of certain products; expectations regarding the benefits of and performance on relationships, such as those with Spotify, Google and WPP/Kantar; expectations regarding the strategic and financial benefits of certain strategic transactions and acquisitions;, such as the pending acquisition of Rentrak Corporation or pending disposition of comScore’s Digital Analytix assets; expectations and forecasts of future financial performance, including related growth rates and components thereof and effects of acquisitions; and assumptions related to growth for the fourth quarter and full year of 2015 and beyond. These statements involve risks and uncertainties that could cause comScore’s actual results to differ materially, including, but not limited to: comScore’s ability to develop new products, particularly in cross-media measurement; comScore’s ability to close on its pending acquisition of Rentrak and integrate Rentrak’s business with its own; comScore’s ability to sell new or additional products and attract new customers; comScore’s ability to generate strong revenue and margin growth in future periods; comScore’s ability to develop new products; comScore’s ability to sell additional subscription-based products to customers; comScore’s ability to sell additional products and services to existing customers; and the volatility of quarterly results and expectations.

For a detailed discussion of these and other risk factors, please refer to comScore's Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the three months ended June 30, 2015 and other filings comScore makes from time to time with the Securities and Exchange Commission (the “SEC”), which are available on the SEC's Web site ( http://www.sec.gov ).
Stockholders of comScore are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date such statements are made. comScore does not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after the date of this press release, or to reflect the occurrence of unanticipated events.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
In connection with the proposed merger, comScore has filed a preliminary registration statement on Form S-4, which includes a preliminary prospectus and related materials to register the shares of comScore common stock to be issued in the merger, a preliminary joint proxy statement/prospectus of comScore and Rentrak, and other documents concerning the proposed merger, with the SEC. This material is not a substitute for the final registration statement and joint proxy statement/prospectus regarding the proposed merger. The preliminary registration statement and joint proxy statement/prospectus contain, and the final registration statement and joint proxy statement/prospectus will contain, important information about the proposed merger and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED, OR TO BE FILED, WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COMSCORE, RENTRAK, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the preliminary registration statement and the preliminary joint proxy statement/prospectus and any other documents filed by comScore and Rentrak with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting comScore Investor Relations by mail at comScore, Inc., 11950 Democracy Drive, Suite 600, Reston, Virginia 20190, Attention: Investor Relations, by telephone at (703) 438-2100, or by going to comScore’s Investor Relations page at http://ir.comscore.com/contactus.cfm, or by contacting Rentrak Investor Relations by mail at Rentrak Corporation, 7700 N.E. Ambassador Place, Portland, Oregon 97220, Attention: Investor Relations, by telephone at (503) 284-7581, or by going to Rentrak’s Investor Relations page at http://investor.rentrak.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.
Participants in the Solicitation
Each of Rentrak and comScore and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective shareholders or stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of comScore or Rentrak security holders in connection with the proposed merger is set forth in the preliminary registration statement and the preliminary joint proxy statement/prospectus that has been filed with the SEC, and will also be set forth in the final registration statement and joint proxy statement/prospectus when filed with the SEC. Information regarding Rentrak’s executive officers and directors is included in Rentrak’s Proxy Statement for its 2015 Annual Meeting of Shareholders, filed with the SEC on July 9, 2015, and information regarding comScore’s executive officers and directors is included in comScore’s Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on June 8, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of comScore and Rentrak have interests in the transaction that may differ from the interests of comScore stockholders and Rentrak shareholders generally. These interests are described in the preliminary joint proxy statement/prospectus.

Contact:
Melvin Wesley, III
Chief Financial Officer
comScore, Inc.
(703) 438-2305
mwesley@comscore.com

comScore, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(unaudited)		(unaudited)
Revenue	$92,405	$82,136	$271,148	$239,048
Cost of revenue (excludes amortization of intangible assets) (1)	30,859	24,491	84,259	71,164
Selling and marketing (1)	23,177	26,125	75,376	78,791
Research and development (1)	15,030	13,784	49,937	39,192
General and administrative (1)	17,046	14,966	57,041	42,952
Amortization of intangible assets	4,220	1,912	9,904	5,786
Impairment of intangible assets	—	6,942	—	6,942
Loss on asset disposition	—	—	5,226	—
Settlement of litigation, net	(170)	(80)	(830)	2,780
Total expenses from operations	90,162	88,140	280,913	247,607
Income (loss) from operations	2,243	(6,004)	(9,765)	(8,559)
Interest and other expense, net	(396)	(382)	(1,181)	(889)
(Loss) gain from foreign currency	(926)	570	(529)	253
Income (loss) before income tax provision	921	(5,816)	(11,475)	(9,195)
Income tax benefit	40	2,555	324	1,952
Net income (loss)	$961	$(3,261)	$(11,151)	$(7,243)
Net income (loss) per common share:
Basic	$0.02	$(0.10)	$(0.30)	$(0.22)
Diluted	$0.02	$(0.10)	$(0.30)	$(0.22)
Weighted-average number of shares used in per share calculation - common stock:
Basic	39,174,438	33,502,533	37,586,329	33,550,933
Diluted	39,822,723	33,502,533	37,586,329	33,550,933

(1) Amortization of stock-based compensation is included in the line items above as follows:
Cost of revenue	$1,110	$944	$4,434	$2,671
Selling and marketing	$2,542	$3,128	$8,176	$9,191
Research and development	$1,307	$999	$4,531	$2,580
General and administrative	$3,686	$5,088	$21,876	$12,000

comScore, Inc.
Condensed Consolidated Balance Sheets
(dollars in thousands)

	September 30, 2015	December 31, 2014
	(Unaudited)	*
Assets
Current assets:
Cash and cash equivalents	$141,829	$43,015
Accounts receivable, net of allowances of $2,458 and $2,079, respectively	77,830	98,185
Prepaid expenses and other current assets	23,001	11,015
Deferred tax assets	20,983	20,976
Assets held for sale	—	5,692
Total current assets	263,643	178,883
Property and equipment, net	45,482	42,365
Other non-current assets	952	1,017
Long-term deferred tax assets	12,678	12,369
Intangible assets, net	111,330	15,793
Goodwill	111,563	103,525
Total assets	$545,648	$353,952
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$6,597	$3,421
Accrued expenses	28,925	37,212
Deferred revenue	78,413	92,013
Deferred rent	1,378	1,738
Capital lease obligations	16,380	13,353
Liabilities held for sale	—	3,873
Total current liabilities	131,693	151,610
Deferred rent, long-term	9,041	9,738
Deferred revenue, long-term	516	2,063
Deferred tax liabilities, long-term	1,089	1,182
Capital lease obligations, long-term	14,673	13,072
Other long-term liabilities	977	1,022
Total liabilities	157,989	178,687
Commitments and contingencies
Stockholders’ equity:
Common stock	40	36
Additional paid-in capital	610,599	324,176
Accumulated other comprehensive loss	(10,075)	(5,591)
Accumulated deficit	(104,227)	(93,076)
Treasury stock	(108,678)	(50,280)
Total stockholders’ equity	387,659	175,265
Total liabilities and stockholders’ equity	$545,648	$353,952

* Information derived from the audited Consolidated Financial Statements

comScore, Inc.
Condensed Consolidated Statements of Cash Flows
(dollars in thousands)

	Nine Months Ended September 30,
	2015	2014
	(unaudited)
Operating activities:
Net loss	$(11,151)	$(7,243)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	15,760	13,185
Amortization of intangible assets	9,904	5,786
Impairment of intangible assets	—	6,942
Provision for bad debts	2,070	2,223
Stock-based compensation	39,017	26,442
Amortization of deferred rent	(1,435)	(974)
Deferred tax (benefit)	(167)	(6,113)
Loss on asset disposition	5,226	153
Changes in operating assets and liabilities:
Accounts receivable	16,841	6,084
Prepaid expenses and other assets	(11,812)	(14,736)
Accounts payable, accrued expenses, and other liabilities	(4,532)	16,487
Deferred revenue	(12,307)	(6,252)
Deferred rent	426	36
Net cash provided by operating activities	47,840	42,020
Investing activities:
Acquisitions, net of cash acquired	(10,117)	(4,043)
Purchase of property and equipment	(3,218)	(6,562)
Cash paid for disposition of business	(2,535)	—
Net cash used in investing activities	(15,870)	(10,605)
Financing activities:
Proceeds from the issuance of common stock	204,741	—
Proceeds from the exercise of common stock options	11,621	81
Repurchase of common stock (withholding taxes)	(26,905)	(14,458)
Repurchase of common stock (treasury shares)	(105,916)	(36,886)
Excess tax benefits from stock-based compensation	—	2,229
Principal payments on capital lease obligations	(11,894)	(8,706)
Equity issuance costs	(3,356)	—
Net cash provided by (used in) financing activities	68,291	(57,740)
Effect of exchange rate changes on cash	(1,447)	(1,860)
Net increase (decrease) in cash and cash equivalents	98,814	(28,185)
Cash and cash equivalents at beginning of period	43,015	67,795
Cash and cash equivalents at end of period	$141,829	$39,610

Reconciliation of Revenue and Income before Income Taxes to Non-GAAP Revenue, Non-GAAP Net Income and Adjusted EBITDA
(dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(unaudited)		(unaudited)

Revenue	$92,405	$82,136	$271,148	$239,048
Adjustment to exclude Mobile Operator Analytics products	—	(876)	$(401)	(3,014)
Non-GAAP Revenue (1)	$92,405	$81,260	$270,747	$236,034

Income (loss) before income taxes	$921	$(5,816)	$(11,475)	$(9,195)
Deferred tax benefit	614	4,681	167	6,113
Current tax (provision) benefit	(574)	(2,126)	157	(4,161)
Net income (loss)	961	(3,261)	(11,151)	(7,243)
Amortization of intangible assets	4,220	1,912	9,904	5,786
Impairment of intangible assets	—	6,942	—	6,942
Stock-based compensation	8,645	10,159	39,017	26,442
Costs related to acquisitions, restructuring and other infrequently occurring items	3,957	997	7,137	4,433
Settlement of litigation, net	(170)	(80)	(830)	2,780
Loss on asset disposition	—	—	5,226	—
Adjustment to exclude Mobile Operator Analytics products	—	1,048	1,631	3,519
Non-cash portion of current tax provision related to excess tax benefits from stock based compensation (2)	—	1,047	—	2,228
Deferred tax (benefit)	(614)	(4,681)	(167)	(6,113)
Non-GAAP net income (1)	16,999	14,083	50,767	38,774
Current tax provision (benefit)	574	1,079	(157)	1,933
Depreciation	5,412	4,622	15,760	13,185
Interest and other expense, net	396	382	1,181	889
Adjusted EBITDA (1)	$23,381	$20,166	$67,551	$54,781
Adjusted EBITDA margin (%)	25%	25%	25%	23%

GAAP EPS (diluted)	$0.02	$(0.10)	$(0.30)	$(0.22)
Non-GAAP EPS (diluted)	$0.43	$0.41	$1.32	$1.12

Weighted - average number of shares used in per share calculation - common stock

GAAP EPS (diluted)	39,822,723	33,502,533	37,586,329	33,550,933
Non-GAAP EPS (diluted)	39,822,723	34,525,935	38,492,129	34,685,638

(1) comScore classified its Mobile Operator Analytics Division as held for sale in the fourth quarter of 2014. All year-to-date 2015 and 2014 amounts include adjustments to exclude the Mobile Operator Analytics Division and are based on management’s estimates of the revenue and results of operations of the aforementioned division.
(2) Included in the tax provision for the three and nine months ended September 30, 2014 was $1.0 million and $2.2 million, respectively, of non-cash current tax expense related to excess tax benefits from stock based compensation.

Reconciliation of GAAP Operating Cash Flow to Free Cash Flow
(dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(unaudited)		(unaudited)

Net cash provided by operating activities	$7,329	$13,680	$47,840	$42,020
Purchase of property and equipment	(735)	(1,871)	(3,218)	(6,562)
Free cash flow	$6,594	$11,809	$44,622	$35,458

Revenue and Reconciliation of Income before Income Taxes to Adjusted EBITDA (Guidance)
(dollars in thousands)
Forecasted amounts for the three and twelve month periods ending December 31, 2015 are based on the mid-points of the range of guidance provided herein (1)

	Three Months Ended December 31,		Full Year December 31,

	(unaudited)		(unaudited)

Revenue	$99,000	$89,116	$369,700	$325,150

(Loss) income before income taxes	(460)	(2,002)	(5,080)	1,120
Amortization of intangible assets	4,200	1,444	14,100	5,937
Stock-based compensation	8,750	15,501	47,750	41,677
Costs related to acquisitions, restructuring and other infrequently occurring items	5,300	1,151	12,450	5,584
Settlement of litigation, net	(90)	(80)	(920)	2,700
Depreciation	5,650	4,706	21,450	17,599
Interest and other expense, net	400	357	1,600	1,241
Adjusted EBITDA	$23,750	$21,077	$91,350	$75,858
Adjusted EBITDA margin (%)	24%	24%	25%	23%

Estimated Q4 2015 and full year 2015 non-GAAP (Diluted) share count is 39.7 million and 38.7 million, respectively.

(1) The three and twelve month periods ending December 31, 2015 and 2014 have been adjusted to exclude the results of operations from the Mobile Operator Analytics Division.
(2) The three and twelve month periods ending December 31, 2015 have been adjusted to exclude estimated December results of operations from the Digital Analytix Division assuming a transaction close date of December 1, 2015.

GAAP pre-tax Reconciliation of Revenue and Adjusted EBITDA to Pro Forma Revenue and Pro Forma Adjusted EBITDA (Guidance) (1)
(dollars in thousands)

	Three Months Ended December 31,
	2015			2014
	(unaudited)
	Pre-Adjusted	Adjustment to Exclude Mobile Operator Analytics Division	Pro Forma	As Reported	Adjustment to Exclude Mobile Operator Analytics Division (1)	Pro Forma

Revenue	$99,000	$—	$99,000	$90,103	$(987)	$89,116
Adjusted EBITDA(2)	$23,750	$—	$23,750	$19,959	$1,118	$21,077
Adjusted EBITDA margin (%)	24%	—%	24%	22%	(113)%	24%

	Twelve Months Ended December 31,
	2015			2014
	(unaudited)
	Pre-Adjusted	Adjustment to Exclude Mobile Operator Analytics Division (1)	Pro Forma	Pre-Adjusted	Adjustment to Exclude Mobile Operator Analytics Division (1)	Pro Forma

Revenue	$370,101	$(401)	$369,700	$329,151	$(4,001)	$325,150
Adjusted EBITDA(2)	$84,493	$6,857	$91,350	$71,221	$4,637	$75,858
Adjusted EBITDA margin (%)	23%	(1,710)%	25%	22%	(116)%	23%

(1) Pro forma revenue and pro forma Adjusted EBTIDA are adjusted to exclude the company’s Mobile Operator Analytics Division.
(2) See reconciliation of Adjusted EBITDA.